UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                 WEB.COM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   94732Q-10-0
                                 (CUSIP Number)

                              ROBERT F. DOW, ESQ.,
                            ARNALL GOLDEN GREGORY LLP
                         171 17TH STREET NW, SUITE 2100
                             ATLANTA, GEORGIA 30363
                                 (404)873-8706

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 MARCH 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): JEFFREY M. STIBEL

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     UNITED STATES

    Number of
     Shares       7.   Sole Voting Power
  Beneficially         2,254,448(1)
    Owned by      8.   Shared Voting Power
      Each             0
    Reporting     9.   Sole Dispositive Power
   Person With         2,254,448 (1)
                 10.   Shared Dispositive Power
                       0
                 11.   Aggregate  Amount  Beneficially  Owned by Each  Reporting
                       Person
                       2,254,448  (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11) 12.2%

14.  Type     of      Reporting      Person      (See      Instructions)      IN

(1) Includes: (a) 387,666 shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock") held directly by Jeffrey M. Stibel (the "Reporting Person'); (b) 16,782 shares of Common Stock held by the Reporting Person as trustee for various family trusts, but for which he is not the beneficiary; and (c) options held by Reporting Person to purchase 1,850,000 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER

     This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock") of Web.com, Inc., a Minnesota corporation formerly known as Interland, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 303 Peachtree Center Avenue, Suite 500, Atlanta, GA 30303.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This statement is by Jeffrey M. Stibel ("the "Reporting Person").

     Jeffrey Stibel's business address is 303 Peachtree Center Avenue, Suite 500, Atlanta, GA 30303. Jeffrey Stibel is presently employed as the President and Chief Executive Officer of the Issuer.

     (d) - (e) The Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As previously reported in the Issuer's Form 8-K, on March 31, 2006, the Issuer granted to the Reporting Person 50,000 shares of restricted Common Stock and options to purchase 100,000 shares of Common Stock at an exercise price of $5.93 per share, as a component of his compensation as an officer of the Issuer. Also as reported in the Form 8-K, the Issuer accelerated the exercise of certain options to purchase 1.7 million shares of Common Stock held by the Reporting Person, which had been granted to the Reporting Person in July 2005 as an inducement for his acceptance of the position as an officer of the Issuer. The Reporting Person did not pay any additional cash consideration in connection with these transactions. These transactions are described in more detail in
Section 1.01 of the Issuer's Current Report on Form 8-K filed on April 3, 2006, which is incorporated herein by this reference.

ITEM 4. PURPOSE OF TRANSACTION

     See Item 3 above. The response to Item 3 is incorporated herein by reference. These transactions are described in Section 1.01 of the Issuer's Current Report on Form 8-K filed on April 3, 2006, which is incorporated herein by this reference.

     The Reporting Person does not have a present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the Reporting Person reserves the right to: propose or participate in future transactions that may result in one or more of such actions, purchase additional securities of the Issuer, dispose of all or a portion of his holdings of securities of the Issuer, and change his intentions with respect to any of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) See items 7 through 11 on the cover page of this Statement.

     (c) The response to Item 3 is incorporated herein by reference. As previously reported in the Issuer's Form 8-K, on February 7, 2006, the Reporting Person purchased 25,166 shares of Common Stock for price of $4.40 per share using personal funds in a private purchase for investment purposes. This transaction is described in the Issuer's Current Report on Form 8-K filed on February 8, 2006, which is incorporated herein by reference. As previously reported in the Reporting Person's Form 4 filed on March 17, 2006, the Reporting Person gifted 16,782 shares to a trust for the benefit of his children on that date. No other transactions in shares of Common Stock were effected by the Reporting Person in the past 60 days.

     (d) Except as noted on the cover page of this Statement for each of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The response to Item 3 is incorporated herein by reference. See Exhibits 10.3, 10.4, and 10.5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          10.3 Form of Option Agreement dated as of July 28, 2005 with Jeffrey Stibel (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on August 3, 2005).

          10.4 Form of Notice of Grant (Restricted Stock) under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on April 3, 2006).

          10.5 Form of Notice of Grant (Fully-Vested Option) under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on April 3,
               2006).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/      Jeffrey M. Stibel
                                        ----------------------------------------
                                        Jeffrey M. Stibel